Fidelity® Wise Origin® Bitcoin Fund

245 Summer Street V13E

Boston, Massachusetts 02210

July 31, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fidelity® Wise Origin® Bitcoin Fund

Ladies and Gentlemen:

The undersigned, Fidelity® Wise Origin® Bitcoin Fund (the “Registrant”), pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-287548), filed on July 21, 2025, so that the same may become effective at 4:00 p.m. Eastern Time on July 31, 2025 or as soon thereafter as practicable.

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FD Funds Management LLC,
Sponsor of the Fidelity® Wise Origin® Bitcoin Fund
By:	/s/ Cynthia Lo Bessette
Name: Cynthia Lo Bessette
Title: President